7/21


05009941

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ungava Minerals Corp

*CURRENT ADDRESS

PROCESSED
JUL 26 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4436 FISCAL YEAR 11-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/26/05

ARS
11-30-04

UNGAVA MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2004 AND 2003

Wasserman Ramsay

Chartered Accountants

5140 Yonge Street, Suite 2250, Toronto, Ontario, Canada M2N 6L7
Tel. (416) 226-4631 Fax (416) 226-9562
email: wram@wassermanramsay.ca

AUDITOR'S REPORT

To the Shareholders of
Ungava Minerals Corp.:

We have audited the consolidated balance sheets of Ungava Minerals Corp. as at November 30, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Wasserman Ramsay

Chartered Accountants

Toronto, Ontario
March 2, 2005

UNGAVA MINERALS CORP.

CONSOLIDATED BALANCE SHEETS - NOVEMBER 30, 2004

	2004	2003
ASSETS		
Current		
Cash	$ **583**	$ 66,621
Prepaid expenses	**2,811**	1,816
G.S.T. Receivable	**11,751**	41,300
	15,145	109,737
Mineral resource properties *(Note 3)*	**61,819**	61,413
	$ **76,964**	$ 171,150
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 4)*	$ **539,519**	$ 418,304
Due to a former director and his spouse *(Note 4)*	**1,754,298**	1,604,078
	2,293,817	2,022,382
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 5)*	**3,712,744**	3,712,744
Deficit	**(5,929,597)**	(5,563,976)
	(2,216,853)	(1,851,232)
	$ **76,964**	$ 171,150

See Status of Operations Note 1

Approved on behalf of the Board

"David Hynes"
David Hynes, Director

"Lorne Albaum"
Lorne Albaum, Director

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED NOVEMBER 30, 2004 AND 2003

	2004	2003
Expenses:		
Professional fees	$ 254,039	$ 625,251
Operating, administrative and general *(Note 4)*	111,582	132,268
	365,621	757,519
Net loss for the year	$ (365,621)	$ (757,519)
Loss per share basic and diluted	$ (0.02)	$ (0.04)
Weighted average number of shares outstanding	18,296,610	18,201,542

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED NOVEMBER 30, 2004 AND 2003

	2004	2003
Deficit, beginning of year	$ (5,563,976)	$ (4,806,457)
Net loss for the year	(365,621)	(757,519)
Deficit, end of year	$ (5,929,597)	$ (5,563,976)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED NOVEMBER 30, 2004 AND 2003

	2004	2003
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the year	$ (365,621)	$ (757,519)
Net change in non-cash working capital items	149,769	257,613
	(215,852)	(499,906)
Investing:		
Expenditures on mineral resource properties	(406)	(44,112)
Financing:		
Issuance of common shares *(Note 5)*	-	10,000
Advance from a former director and his spouse	150,220	591,918
	150,220	601,918
Net change in cash during the year	(66,038)	57,900
Cash, beginning of year	66,621	8,721
Cash, end of year	$ 583	$ 66,621

The accompanying notes form an integral part of these consolidated financial statements

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries.

The Company has an interest in mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At November 30, 2004 the Company has a working capital deficiency of $2,278,672 (2003 - $1,912,645). The Company has been able to discharge its liabilities by securing cash advances from a former director and his spouse (see note 4). The Company is dependent on a continuation of these advances in order to continue to pay its bills as they come due until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

The financial statements of Ungava Minerals Corp. [the "Company"] have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

(i) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(ii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iii) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

2. Summary of significant accounting policies (Continued):

(iv) Stock-based compensation plan:

The Company has a stock-based compensation plan. The CICA Handbook, Section 3870, establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments for goods and or services. The Section requires that awards of stock be measured at fair value. The Section currently permits entities to provide pro-forma disclosure for options granted to employees, and officers and directors. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted.

As required by the Handbook Section, effective for fiscal periods beginning after January 1, 2004, entities will no longer have the option of disclosing pro-forma information for employee, officers and directors options, that is, all awards must be recorded in the financial statements at fair value. This change will be reflected in the Company's November 30, 2005 financial statements.

(v) Earnings per share:

The Company has adopted the new recommendations of the CICA Handbook section 3500, Earning per Share ("EPS"). The revised section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the new recommendations require the use of the treasury stock method to compute the dilutive effects of options, warrants and similar instruments as opposed to the previous method used which was the imputed earnings approach. The section also requires the disclosure of a reconciliation of the calculation of basic and diluted EPS be disclosed.

3. Mineral resource property:

	2004	2003
Interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 61,819	$ 61,413

Pursuant to an agreement dated January 20, 1995, the Company acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec ("Property"), valued at $500,000. During a prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The Company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian has been vested with a 70% interest in the Property. Under that agreement Canadian will earn a further 10% interest by producing a bankable feasibility study relating to the building of a mine on the Property. After Canadian has earned its 80% interest, the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty, which Canadian may purchase for $1,500,000. The contract with Canadian was the subject of several proceedings in which, among other things, the Company sought termination of the Option and Joint Venture Agreement. Decisions were rendered which affirm the Agreement with Canadian.

The Property is subject to an aggregate of a 2% net smelter returns royalty.

The Company continues to prosecute its Ontario action, related to the Property, against the University of Toronto and a certain employee of the University.

4. Related party transactions and balances:

a) The Company had entered into a consulting fee arrangement providing for fees to a former director in the amount of $8,000 per month, on a month-to-month basis, effective July 1, 2002. Included in administrative and operating expenses in the period is $96,000 (2003 -$96,000) in management and consulting expense related to this agreement. This agreement ended effective February 28, 2005.

b) The amounts due to a former director and his spouse $1,754,298 (2003 - $1,604,078) and related parties are on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

c) Included in accounts payable is $25,140 (2003 - $16,545) due to a director of the Company for reimbursement of expenses and legal fees.

5. Capital stock:

Authorized:
Unlimited number of common shares
Issued and outstanding:

	Number of shares	Stated Value
Balance as at November 30, 2002	18,204,190	$ 3,702,744
Shares issued - exercise of stock options	100,000	10,000
Less: shares due to amalgamation and rounding *(see below)*	(7,580)	-
Balance as at November 30, 2004 and 2003	18,296,610	$ 3,712,744

The adjustment made in the prior year to the number of shares outstanding was to agree the number of shares outstanding per Company's transfer agent to the Company's books and records. The difference in the shares was due to rounding on the amalgamation between the Company and Coretek Vencap Inc. which took place in 1996

6. Stock options:

A summary of the Company's options at November 30, 2004 and 2003 and the changes for the period then ended is presented below:

	Options Outstanding	Weighted-Average Exercise price
At November 30, 2002	300,000	$ 1.00
Granted	400,000	$ 0.10
Expired	(300,000)	$ 1.00
Exercised	(100,000)	$ 0.10
At November 30, 2004 and 2003	300,000	$ 0.10

The following table summarizes information about the options outstanding at November 30, 2004:

Exercise Price	Options outstanding and exercisable	Remaining contractual life
$ 0.10	300,000	4 years

Had stock-based compensation for options granted under the Plan during the prior year been determined on the basis of fair value at the date of the grant in accordance with the fair value method of accounting for stock-based compensation, the effect on the Company's net loss and basic earnings per share would have been immaterial. Therefore pro-forma information has not been disclosed.

7. Income taxes:

The Company has available approximately $3.4 Million in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2005 to 2010.